UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of : December 2002 (4)	File No.: 0-11378

TransGlobe Energy Corporation

(Translation of Registrant’s Name into English)

#2900, 330 – 5th Avenue S.W., Calgary, AB T2P 0L4

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F

          Form 20F [ X ]                                Form 40F [     ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes          [     ]                                No           [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82-____________.

FORM 6K	Page 2

Submitted herewith:

Material Change Report Form 27 - Report dated December 10, 2002 – Press Release dated December 10, 2002 - TransGlobe Energy Corporation announced a new oil discovery on Block S-1 in the Republic of Yemen.

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date: December 11, 2002	By: /s/ David C. Ferguson
David C. Ferguson
Vice President, Finance & CFO

MATERIAL CHANGE REPORT

THIS REPORT IS FILED UNDER British Columbia (section 85(1) of the Securities Act and section 151 of the Securities Rules); Ontario (section 75(2) of the Securities Act); Quebec (section 73 of the Securities Act); Alberta (section 146(1) of the Securities Act).

Item 1.           Reporting Issuer

TransGlobe Energy Corporation
Suite 2900, 330 – 5th Avenue SW
Calgary AB T2P 0L4
Tel: (403) 264-9888 Fax: (403) 264-9898

Item 2.           Date of Material Change

December 10, 2002.

Item 3.           Press Release

Press release dated December 10, 2002 was disseminated by CCN Newswire (Canada and U.S. disclosure package) on December 10, 2002.

Item 4.           Summary of Material Change

TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announced a new oil discovery on Block S-1 in the Republic of Yemen.

Item 5.           Full Description of Material Change

Block S-1 (25% working interest)

The second exploration well of the Block S-1 2002 drilling program, An Nagyah #2, was suspended as a future oil producer after testing light sweet oil. The well commenced drilling during November 2002 and was drilled to a total depth of 1,624 meters (5,328 feet). An Nagyah #2 encountered a gross section of 28 meters (92 feet) of Upper Lam reservoir sandstone. A lower 9.0 meter perforated section of the oil interval flowed at a sustained rate of 860 barrels of oil per day and 400 Mcf per day of natural gas with a 150 psi flowing pressure. An additional 5.5 meters of oil bearing section was perforated and was flow tested at a maximum rate of 1,091 barrels of 45.8 degree API oil and 543 Mcfd of natural gas with a 320 psi flowing pressure. No water was produced during the test. Subsequently an additional 6.5 meters was perforated, including a 2.0 meter overlying gas zone. This entire interval was tested at a sustained rate of 410 barrels per day and 3.7 MMcfd of natural gas with a 950 psi flowing tubing pressure.

The An Nagyah #2 well evaluated the An Nagyah structure previously drilled by Shell in 1992 (An Nagyah #1). Although An Nagyah #1 had indicated oil and gas pay in the Lam Formation, it was never tested. The An Nagyah structural closure mapped on 3-D seismic data could be up to 18 square kilometers (7 square miles). The Company intends to move forward with an appraisal well on the An Nagyah structure in the current drilling program. A successful appraisal well at An Nagyah could lead to a fast track development of the discovery. The nearest sales pipeline connection that may be utilized is approximately 28 kilometers (18 miles) from An Nagyah.

The drilling rig is currently moving to An Naeem #3 to drill an appraisal well. An Naeem #3 will test for an anticipated oil rim underlying the gas and condensate found in the Alif sandstone in An Naeem #1 and An Naeem #2.

Block 32 (13.81% working interest)

The Tasour #8 development well commenced drilling on December 7th. Tasour #8 will be directionally drilled from the Tasour #1 surface location to test the field extension and new reservoir found in Tasour #7. If successful, Tasour #8 could be tied in to the existing production line a few days after completion. A second well, Ghoraf #1, is expected to immediately follow Tasour #8 and will test an exploration prospect on the northwestern portion of the Block. A new 2-D seismic survey commenced in December. The seismic is expected to further define several new exploration prospects for the 2003/2004 drilling program.

Item 6.           Reliance on (section 85(2) of the Securities Act, British Columbia), (section 75(3) of the Securities Act, Ontario), (section 74 of the Securities Act, Quebec), (section 146(2) of the Securities Act, Alberta).

Not applicable.

Item 7.           Omitted Information

None.

Item 8.           Senior Officers

For more information, please contact Ross G. Clarkson, President and CEO, or Lloyd W. Herrick, Vice President and COO, at (403) 264-9888.

Item 9.           Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Calgary, Alberta, this       10th       day of December, 2002

                       /s/ David C. Ferguson
(signed) David C. Ferguson, Vice President & CFO